Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

1410 Washington Drive ∙ Stafford, Virginia 22554

(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

7 March 2012

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Havana Furnishings, Inc.

            Registration Statement on Form S-1

            Filed November 9, 2011

            File No. 333-176684

Dear Mr. Anderegg:

We are in receipt of your correspondence dated November 21, 2011, and on behalf of Mr. Haisam Hamie, President and Director of Havana Furnishings, Inc., I would like to take the opportunity to respond to same.

Prospectus Cover Page

   We note your responses to comments 1 and 3 in our letter dated October 3, 2011. On the prospectus cover page, your chart does not include any expenses for the cost of the offering. However, on page 49 you disclose that the cost of the offering will be $15,000. Please revise this chart and related disclosures throughout your prospectus to reflect the net proceeds of the offering. For example, please also revise the tables on pages 6 and 12 to reflect net proceeds to you of $15,000, assuming the minimum number of shares is sold, or $45,000, assuming the maximum number of shares is sold. In the case of your disclosure on page 12, please also make corresponding changes to your use of net proceeds. These are merely examples.

Response

            The Company expects the cost of the offering to be $15,000. The offering costs are related to the expenses incurred during this registration period of which all of the expenses are being paid for out of the funds the Company received from the sale of restricted common stock Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

to its sole officer and director on July 15, 2011. Mr. Hiasam Hamie, purchased 4,000,000 shares of restricted common stock for $15,000. Additionally, Mr. Hamie has agreed to pay on the Company’s behalf any additional expenses until the registration statement has been declared effective by the Securities and Exchange Commission.

Blank Check Issue, page 7

  We note your response to comment 5 in our letter dated October 3, 2011 and reissue this comment. Please provide a detailed analysis addressing each of the issues described in that comment in explaining why you believe you are not a blank check company

Response

            With respect to Commission, the registrant disagrees with the assessment that it is a blank check company. The language in Rule 419 states that a blank check company is  “ a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person” . The registrant is a development stage company but it has a specific business plan and the registrant has not indicated in its business plan that it plans to engage in a merger or acquisition with an unidentified company or companies. Furthermore the SEC has not been specific in defining the requirements of a specific business plan. The registrant has submitted a detailed business plan, a research of the market the registrant is in along with the risk factors and competition in the  industry.  Usually the SEC provides detailed comments as a guide to help assist the registrant if it requires the registrant to be more specific in its disclosure. The registrant would like to ask the SEC to provide authority by the Commission to define “specific” according to rule 419 or have an analysis performed on the registrant’s business plan to determine if the business plan complies with the parameters of specificity.

Risk Factors

U.S. Federal Regulations Require That Any Computer Software Used Within The United States

Contain A 128-Bit Encoding Encryption, While Any Computer Software Exported To A Foreign

Country Contain A 40-Bit Encoding Encryption, page 10

  We note the addition of this risk factor. Please revise to disclose the risks to your business and to investors if these security precautions are not successful.

Response

            The requested information has been provided.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

Dilution of the Price You Pay for Your Shares, page 14

  We note the revised disclosure based on your response to comment 13 in our letter dated October 3, 2011. However, you have not revised all instances in the filing which previously indicated that the net tangible book value was $15,000. Please revise accordingly. Additionally, please revise the net tangible book value per share amounts based on the net tangible book value of $7,000.

Response

            The section has been revised.

Plan of Operation, page 20

  We note your response to comment 15 in our letter dated October 3, 2011. We reissue our comment, as we continue to note references to the sale of services. For example, on page 8 in the second risk factor, in the 4th and 5th bulleted items you reference your services. Another example on page 25 under the caption “website” you state that the website will provide the following “services.”

Response

            The document has been revised accordingly.

Liquidity and capital resources, page 23

  We note your response to comment 16 in our letter dated October 3, 2011. It appears that you have based your disclosure on your gross proceeds of $30,000 rather than the net proceeds of $15,000. Please revise accordingly under this heading and elsewhere, as appropriate. To the extent these revisions impact your revised disclosure in response to comment 2 in our letter dated October 3, 2011, please also revise to quantify the amount of funding you will need to raise over the next 12 months to continue in business. Also, it does not appear that you have addressed your liquidity needs on a long term basis. Please revise.

Response

            The requested information has been provided.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

Description of Business, page 20

  We note your response to comment 16 in our letter dated October 3, 2011. We further note your disclosure that you will be an online business but your discussion on page 25 under the caption “website” discloses that your webpage will not be interactive if you raise the minimum amount in your offering. Please revise your business discussion to detail how you will operate if you only raise the minimum amount. Also, it appears from your disclosure that you do not know what your profit margins will be because you do not know what your cost of products will be. Therefore, you cannot provide investors with the amount product you will need to sell in order to be profitable. Please add a risk factor that outlines this risk to investors.

Response

Clarification has been made as requested.

  Further, we note that you reference an IMF study concerning the projected economic growth in Panama and to a statement by the Minister of Economy and Finance. Please provide us with copies of these articles, reports or studies marked to show the section that supports your statements or provide page references in your response to the sections you rely upon. Similarly, we note your statement concerning tourism and retirement. Please provide us with support for these statements and the basis for management’s belief that the “the market for [y]our products in Panama will be quite large.” To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

Response

            The Company was able to use search engines such as Wikipedia, Google and Yahoo for find the related articles. The Company feels as though that information is readily available on the World Wide Web for all potential investors to see. As such, the information below was on article from Wikipedia that the Company relied on for its assertions in its Business Plan:

Economy

Main article: Economy of Panama

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

A Panamax ship in transit through the Miraflores locks, Panama Canal.

According to the CIA World Factbook, Panama has an unemployment  rate of 7%.[4] A food surplus was registered in August 2008. On the Human Development Index Panama was ranked at number 60 (2008). In recent years, Panama's economy has experienced an economic boom, with growth in real gross domestic product (GDP) averaging over 10.4% from 2006–2008. The Panamanian economy has been among the fastest growing and best managed in Latin America. Latin Business Chronicle has predicted that Panama will be the fastest growing economy in Latin America in the five-year period 2010–14, matching Brazil's 10% rate.[44]

Like most countries in the region, Panama is feeling the impact of the global financial crisis, which threatens to undermine the social gains made in the past few years.

The expansion project of the Panama Canal, combined with the conclusion of a free trade agreement with the United States, is expected to boost and extend economic expansion for some time. This presents a historic opportunity to make further progress in reducing persistent poverty and income inequality.

Despite Panama's status as an upper-middle income nation – as measured by per capita GDP – it remains a country of stark contrasts. Perpetuated by dramatic educational disparities, over one-third of Panama's population lived in poverty in 2008 and 14.4% in extreme poverty.[45]

[edit] Economic sectors

El Valle de Antón

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

Panama's economy, because of its key geographic location, is mainly based on a well developed service sector heavily weighted towards banking, commerce, tourism, trading. The handover of the Canal and military installations by the United States has given rise to large construction projects. A referendum regarding the building of a third set of locks for the Panama Canal was approved overwhelmingly (with low voter turnout, however) on 22 October 2006.

The official estimated cost of the building of the third set of locks is US$5.25 billion. The canal is of major economic importance since it pumps millions of dollars from toll revenue to the national economy and provides massive employment. The United States had a monopoly over the Panama Canal for 85 years but the Torrijos-Carter Treaties signed in 1977 began the process of returning the canal to the Panamanian government by 1999.

Copper and gold deposits are being developed by foreign investors.[46]

[Edit] Tourism

An apartment building in Coronado.

Tourism in the Republic of Panama kept its growth during the past 5 years due to the government offering tax and price discounts to foreign guests and retirees. These economic incentives caused Panama to be regarded as a relatively good place to retire in the world. Real estate developers in Panama have increased the amount of tourism destinations in the past five years because of the interest for these visitor incentives.[47] The amount of tourists arriving between January and September 2008 totalled 1,110,000. This was a significant increase of 13.1% (128,452) over the previous high of 982,640 during the same period in 2007.

The arrival of tourists from Europe to Panama grew by 23.1% during the first nine months of 2008. According to the Tourism Authority of Panama (ATP), between January and September, 71,154 tourists from the Old Continent entered the country that is 13,373 more than figures for same period last year. Most of the Europeans who have visited Panama were Spaniards (14,820), followed by Italians (13,216), French (10,174) and British (8,833). From Germany, the most populous country in the European Union, 6997 tourists arrived. Europe has become one of the key markets to promote Panama as a tourist destination.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 March 2012

In 2007, 1.445.5 million entered into the Panamanian economy as a result of tourism. This accounted for 9.5% of gross domestic product in the country, surpassing other productive sectors.

Panama's Law No. 9 is still the most modern and comprehensive law for the promotion of tourism investment in Latin America and the Caribbean. In so-called Special Tourism Zones, Law 8 offers incentives such as 100% exemption from income tax, real estate tax, import duties for construction materials and equipment, and other taxes. Panama has declared different parts of the country as Special Tourism Zones which are benefited with multiple tax exemptions and tax holidays.

Government Regulation, page 30

  We note your response to comment 23 in our letter dated October 3, 2011. Please revise your use of proceeds to reflect the costs associated with registering your business with the Panamanian government and the related costs associated with obtaining government permits and licenses or advise.

Response

            The requested information has been provided.

  We note your response to comment 24 in our letter dated October 3, 2011. Please revise, if applicable, to describe any duty to update the information filed with the Public Registry Office.

Response

            There is no duty to update information with the Public Registry Office of Panama as it relates to the operating activities of our business plan. The documents that were provided according to our last response letter are sufficient.

With best regards,

SHARON D. MITCHELL

Sharon D. Mitchell